Join us on our journey

We are considering opening up a small round of investment to Revival customers and fans and want to gauge interest!

1. Would you be interested investing in Revival Tea Company?

   Mark only one oval.

   ⬭ Yes

   ⬭ No

2. What criteria would you base your willingness to invest?

   ____

3. How much would you be interested investing?

   ____

4. What else should we know?

   ____
   ____
   ____
   ____
   ____